UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OBTAINS QUALITY CERTIFICATE AND EUROPEAN REGISTRATION FOR ITS PRODUCTS

Moscow, Russia – February 12, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the preliminary registration of its subsidiaries’ products for compliance with the European Union’s REACH
Regulations and obtaining the certificate of compliance with the European standards for the fiber produced by one of Mechel’s subsidiaries, Mechel Nemunas
(Kaunas, Lithuania).
In November 2008, Mechel’s plants passed the preliminary registration for substances supplied to the European Union countries in compliance with the
Regulations ES #1907/206 of the European Union and Council (REACH is the
European Union’s regulations regarding registration, evaluation, authorization, and restrictions of chemicals production and application). Pursuant to the registration rules, the Single Representative of Mechel’s Russian enterprises in the European Union is Mechel’s Lithuanian subsidiary, Mechel Nemunas. Mechel’s
Romanian subsidiaries, Mechel Targoviste, Mechel Campia Turzii and Ductil Steel
passed the preliminary registration procedure sui juris.
Passing this preliminary registration in compliance with the REACH Regulation is an indispensable condition for entering the markets of the European countries.
Products that obtained European preregistration include those produced by the following Mechel subsidiaries: Chelyabinsk Metallurgical Plant OAO, Izhstal OAO,
Southern Urals Nickel Plant OAO, Vyartsilya Metal Products Plant ZAO, Bratsk
Ferroalloy Plant OOO, Mechel Coke OOO, Tikhvin Smelting Plant ZAO, Moscow Coke
and Gas Plant OAO, Beloretsk Metallurgical Plant OAO, Urals Stampings Plant OAO,
Chelyabinsk Branch of Urals Stampings Plant OAO, Mechel Targoviste, Mechel
Campia Turzii and Ductil Steel.
Additionally, in January 2009, Mechel Nemunas obtained a certificate of compliance with the European standards for the fiber it manufactures. Fiber is an innovative product used to increase the strength of concrete structures. A fiber production line was commissioned at Mechel Nemunas in the fall of 2008.
Having obtained the European quality certificate, Mechel is now capable of supplying fiber to the European construction market.
“Obtaining European preregistration significantly increases our products’
competitiveness and broadens our presence in the European markets. Obtaining the
European certificate for the fiber manufactured by our Lithuanian subsidiary confirms that Mechel’s products can successfully compete in the international markets and that Mechel remains committed to providing the highest quality products and services to its customers,” Mechel OAO Senior Vice President
Vladimir Polin commented.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 12, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO